Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90401

November 14, 2008

Re:	Conspiracy Entertainment Holdings, Inc.
Form 10-KSB for Fiscal Year Ended
December 31, 2007
Filed April 15, 2008
File No- 000-32427

Ladies and Gentlemen:

Conspiracy Entertainment Holdings, Inc. (the “Company”) is hereby filing a response to questions raised by the Staff of the Commission in its letter of comments dated June 30, 2008. Set forth below is the Company’s responses to the Staff’s comments. The Company intends to amend the above-referenced filing and its other Exchange Act reports, as necessary, upon clearance of all of the Staff’s comments.

Form 10-KSB for the fiscal year ended December 31. 2007

Item 6. Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources. page 11

1.
We have reviewed your response to our prior comment two noting management's plan to conserve cash for the next 12 months. Please revise your Liquidity and Capital Resources disclosure to be consistent with your response to our comment.

Response:

In response to the Staff’s comment, we will revise the first paragraph of our Liquidity and Capital Resources disclosure as follows:

Liquidity and Capital Resources

As of June 30, 2008 our cash balance was $523,501 compared to $539,990 at December 31, 2007. Total current assets at June 30, 2008 were $2,115,291 compared to $927,385 at December 31, 2007. We currently plan to use the cash balance and cash generated from operations for increasing our working capital reserves and, along with additional debt financing, for new product development, securing new licenses, building up inventory, hiring more sales staff and funding advertising and marketing. Management believes that the current cash on hand and additional cash expected from operations in fiscal 2008 will be sufficient to cover our working capital requirements for fiscal 2008. The Company reached this conclusion by recognizing that a major portion ($2,143,077) of our debt is attributed to convertible notes payable, which we expect to be converted into shares, Deferred Revenue ($1,326,523) will be reclassified as revenue upon the completion of the current projects in development, and Derivative Liability ($3,307,012) would be the amount of cash required should our investors call in our outstanding loans. We do not believe will happen anytime in the near future. We have informally negotiated with the IRS to pay down our Payroll Taxes liability in the amount of $10,000 per month and since this 10k we have negotiated with an individual to waive the unpaid portion of notes payable in the amount of $110,128. The Company is negotiating with several other parties to waive portions of our debt, or to pay the debt with the issuance of company stock including Deferred Compensation ($533,010). In addition, based on our schedule of development for the remainder of the year, we anticipate an increase in sales, profitability and cash receipts in 2008 which will allow the Company to continue to pay down our working capital requirements and help avoid additional need for working capital.

Notes to Consolidated Financial Statements

Note 1 - Nature of Organization. F-10

2.
We have reviewed your response to our prior comment seven noting you considered the agreement entered into with Bravado International a corporate joint venture under APB 18. From review of the agreement, it appears to strictly be a licensing agreement and not the establishment of a separate entity owned and operated as a separate specific business by you and Bravado. Please refer to the guidance of paragraph (3) (d) of APB 18. In addition, it appears from your disclosure that the money received appears to relate to the settlement of a dispute under a "Settlement Agreement and Mutual Release" and not part of the original license agreement and should be recorded as such. Please advise.

Response:

After further review and consideration, we have concluded that in accordance with APB 18, we will reclassify Minority Interest to offset Capitalized Development Costs, which were incurred as part of the licensing agreement, on our amended Form 10K for the year ended December 31, 2007.

Note 4 - Convertible Notes Payable. F-17

3.
We have reviewed your response to our prior comment 11 noting you have determined the beneficial conversion feature should be bifurcated from the host contract (the debt) and accounted for as a derivative at fair value. It appears from your calculations provided in Exhibit B that you have determined the fair value of the beneficial conversion features as of December 31, 2007 only. Please revise to determine the fair value of the beneficial conversion feature at the date of issuance of the convertible debt (March 2007 and July 2007) with the changes in fair value recorded to earnings during each reporting period. In addition, it appears the number of shares into which the July 2007 convertible debt can be converted should be 10,000,000 and not 1,000,000 as presented in your calculations in Exhibit B. Please advise.

Response:

Attached please find our revised Exhibit B whereby we have determined the fair values of the beneficial conversion feature embedded in our convertible debt at the time of issuance and all subsequent reporting periods. We have included with Exhibit B a summary of activity by quarter for both the 2006 and 2007 calendar years. Additionally we noted an error in our July 2007 debt calculation and have corrected accordingly

Note 10 - New Technical Pronouncements. F-24

4.
We have reviewed your response to prior comment 18 noting you have adopted FIN No. 48 in 2007. Please revise your disclosure here to clearly state that you have adopted FIN No. 48 in 2007. In addition, please revise Note 2 j. Income Taxes on F-15 to provide all the disclosures required by paragraph (21) of FIN No.48.

Response:

In response to the Staff’s comment, the Company , will revise its disclosure in Note 10 to indicate that the Company adopted FIN No. 48 as of January 1, 2007. In addition, we will revise Note 2j as follows:

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

In July 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006.

The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 had no effect on the Company’s reported deficit as of December 31, 2006, its net loss or net loss per share for 2007 or on its reported deferred net tax assets from net operating loss carryforwards or the related valuation allowance (Note 15).

The Company will recognize interest and penalties related to unrecognized tax benefits within the income tax expense (benefit) line in its consolidated statement of operations. As of December 31, 2007, the Company had not recognized liabilities for penalty and interest as the Company does not have liability for unrecognized tax benefits.

Note 11 - Shareholders' Equity

Warrants. F-26

5.
We have reviewed your response to our prior comment 19, noting that you partially addressed our prior comment. Please disclose in tabular format the Black-Scholes assumptions used to determine the fair market value your warrants.

Response:

Our assumptions in applying the Black-Scholes method to determine the fair value of our warrants are as follows:

	A Warrants	B Warrants
Term	Contract term	Contract terms; B warrants expire 9 to 18 months after an effective registration. We have estimated 10 months from filing to effectiveness in determining the estimated warrant life
Volatility	Estimated future volatility determined using prior stock history of the Company. See detailed schedule included in Exhibit B	Estimated future volatility determined using prior stock history of the Company. See detailed schedule included in Exhibit B
Annual rate of quarterly dividends	$-0-	$-0-
Discount (risk free rate)	US treasury rate at FV determination date	US treasury rate at FV determination date

Note 13 - Derivative Liability and Restatement of Prior Years

6.
We have reviewed your response to our prior comment 20 noting you have determined the financial statements as of December 31, 2006 should be restated to properly reflect the outstanding warrants and beneficial conversion feature related to the convertible debt as derivatives. It appears from your calculations provided in Exhibit B that you have determined the fair value of the beneficial conversion features and warrants as of December 31, 2005, 2006 and 2007, but have restated December 31, 2006 only. Please revise to determine the fair value of the beneficial conversion feature and warrants for each applicable reporting period (i.e., quarters ended March 31, 2006, June 30, 2006, etc.) with the changes in fair value recorded to earnings during each reporting period. In addition, please revise to provide the disclosure required by SFAS No. 154 for the correction of an error, particularly paragraphs (25) and (26).

Response:

Please note our expanded Exhibit B whereby we have determined the fair values of our embedded derivatives and warrant liabilities for each quarterly reporting period from December 31, 2005 through December 31, 2007 and disclosed within the impact on our results of operations for each period.

7.	Considering the above, please advise your auditors that their audit opinion must refer to the restatement, and the audit report should be re-dated or dual-dated.

Response:

In response to the Staff’s comment, the Company has advised its auditors that their audit opinion must refer to the restatement and that it must be re-dated or dual dated.

8.
We note you have restated your financial statements for the periods ended December 31, 2006. However, we do not see where you filed an Item 4.02 Form 8-K disclosing such restatement. Please refer to the instructions of Form 8-K and file any required Item 4.02 Form 8-K as soon as possible, or tell us why you believe such filing is not required.

Response:

The Company will file an Item 4.02 8-K concurrently with the filing of its response to the Staff’s comments.

Item 8A (T) Controls and Procedures, page 14

9.
We have reviewed your response to prior comment 21, noting that management concluded that the restatement resulted from certain limitations which are inherent in any system of internal control, and accordingly still believe that disclosure controls and procedures are effective. Please tell us how the fact that your Section 302 certifications did not comply with Item 601(31) of Regulation S-B and the comments issued surrounding your restatement impacts the conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective or amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please refer to Item 307 of Regulation S-B for further guidance.

Response:

After further review and consideration, management has concluded that its disclosure controls and procedures were not effective. Accordingly, we will revise our disclosure under Item 8A(T) to reflect the following:

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (1) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure; and (2) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

There was significant no change in our internal controls or in other factors that could affect these controls during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We are responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 13a-15. With the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting were effective as of December 31, 2007 based on the criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2007, based on those criteria. The deficiencies in our disclosure controls and procedures are related to the limited financial backgrounds of our management and a lack of segregation of duties to the size of our accounting department. When our financial position improves, we intend to hire additional personnel to remedy such deficiencies.

This annual report does not include an attestation report of the Company’s registered accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission.

10.	Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

Response:

The Company intends to file an amendment to its Form 10-KSB for the year ended December 31, 2007 to comply with the Staff’s comments. The Company intends to include tabular disclosure in its amendment to its Form 10-KSB for the year ended December 31, 2007 indicating the impact of the restatements on the respective quarterly periods in the year ended December 31, 2007. In addition , the Company intends to file amendments to all of our quarterly reports for the year ended December 31, 2008 . The Company intends to file all of its amended filings no later than December 19, 2008.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in responses to staff comments do not foreclose the Commission from taking any action with respect to the fining; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If you have any further comments and/or questions, please contact the undersigned at (310) 260-6150 or David B. Manno, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 981-6772 .

Very truly yours, /s/ Keith Tanaka Keith Tanaka Chief Financial Officer